Exhibit 10.30
FIRST INDUSTRIAL LETTERHEAD
January 30, 2006
Mr. Gerald A. Pientka
Re: Employment Agreement
Dear Gerry:
     The purpose of this letter is to memorialize the terms of your employment with First Industrial Development Services, Inc., and its affiliates (“FR”), in the newly created position of Executive Vice President — Development, on the terms set forth below.
1.	Position and Responsibilities: You will be titled as above, and in that capacity will head up our existing national and prospective international development and land investment business. In so doing, you will oversee and provide support to regional and headquarters officers and staff in: (i) land purchases and sales; (ii) ground-up development; and (iii) “redevelopment,” defined as the investment of 30% or more of a given project’s acquisition price into hard retrofit and renovation costs (collectively “Development Activities”). You will work with our managing Directors, Regional Directors, and transaction officers, so as to lend your expertise and guidance to their Development Activities in furtherance of FR’s New Business Generation Plan (“NBGP”), and will also devote time and attention to the generation of new Development Activities sourced directly by you. While you will interact with the Chief Investment Officer, Chief Financial Officer and Executive Vice President — Operations with respect to Development Activities, you will report directly to the CEO.

2.	Term: The term of this Agreement will be three (3) years, commencing February 1, 2006 (the “Start Date”), and terminating January 31, 2009, unless extended by mutual written agreement. In the event of a change in control, as defined below, which occurs during the Agreement term, the term will automatically extend for twelve (12) months from such change and then end.

3.	Annual Compensation: Your annual compensation package shall consist of a number of components, as follows:
a. Base Salary: You will be paid an initial Base Salary, for FY 06, of $240,000 per annum, which Base Salary shall be subject to annual review and adjustment by the Compensation Committee of the Board of Directors, but which shall not be reduced below that figure.
b. Incentive Compensation: Your annual incentive will be paid under a customized

Incentive Compensation plan, as follows:
     i) Participation in Income from Development Activities: You will be paid, on an annual basis, “Incentive Compensation” in an amount equal to two percent (2%) of net after-tax profits (“NATP’s”) generated, on a cash basis, from Development Activities, where the closing of the sale or other final disposition of such Development Activities occurs during the term of your employment, i.e. from the Start Date to and through the effective date of termination of your employment. For purposes of determining whether and when Incentive Compensation shall have been earned, NATPs will be deemed to have been generated on the date of receipt of the proceeds of sale of and or fees generated by Development Activities (i.e., so as to exclude any closings or receipts of proceeds occurring in 2006 prior to February 1, 2006). Without limiting the foregoing, in no event shall Incentive Compensation be earned hereunder in respect of the Le*Nature’s build-to-suit project and the sale thereof, notwithstanding the deferred receipt of certain sale proceeds beyond February 1, 2006. NATP’s shall be generated from land deals; ground-up development deals; and redevelopment deals. NATP’s for a given project will take into account taxes payable by any applicable taxable REIT Subsidiary, G & A and cost of funds allocations to that project, and venture-wide profits (as opposed to internal promotes and fees) on joint venture projects. For purposes of illustration, we have attached pro forma project income statements reflecting the methodology for determining NATP’s from Development Activities, both for on-balance sheet and joint venture formats, which we use for compensation purposes in the NBGP, and which we will also use for purposes of this Agreement. Any net after-tax gains or losses from any Development Activities shall, for purposes of your Incentive Compensation be netted in the aggregate on an annual non-cumulative basis.
     ii) Bonus Draw: For the first two (2) years of your employment, you will receive a “Bonus Draw” against Incentive Compensation in the amount of $275,000 per annum, payable in accordance with FR’s general payroll practice (currently, bi-monthly). Thereafter, there will be no such Bonus Draw. The Bonus Draw will be guaranteed by FR, and will be retained by you notwithstanding any shortfall between the Bonus Draw for any year and actual earned Incentive Compensation for that year.
     iii) Payment of Incentive Compensation: All Incentive Compensation earned for any year in excess of any applicable Bonus Draw shall be paid partly in cash and partly in restricted stock of FR, on the basis of 60% cash and 40% restricted stock. The restricted stock will vest over a three (3) year period following the date of issuance, on a level pro rata basis of 33-1/3% at the end of each of years one (1), two (2) and three (3) following issuance. Subject to the approval of the Compensation Committee, the restricted stock shall be denominated based on a discounted issuance price equal to approximately 75-85% of its trading price as of the date of issuance. Under all circumstances, the discount afforded by the Compensation Committee to you will be the same as the discount afforded to the CEO, CIO, CFO and Executive Vice President — Development of FR. Any payment of Incentive Compensation pursuant to this Section 3 will require your continued employment through the payment date, which will normally be no later than 2 1/2 months following the close of the annual performance period. Termination of employment, for any reason other than under Paragraphs 5(a) (termination by FR without cause), 5(c) (change in control), 5(d) (death or disability) and 5(e) (change in responsibility), prior to the payment date will result in the forfeiture of any right to payment of the Incentive Compensation amount.
     iv) Benefits, Insurance and Automobile Allowance: You will receive the standard benefits and insurance package provided to all other senior officers of FR. You will also receive an automobile allowance of $750 per month.
     v) Vacation: You will be entitled to four (4) weeks of paid vacation per year, which will not carry over to subsequent years or be redeemable for cash if not fully used in a given year.
4.	Special Compensation — Initial Sign-Up Bonus: In addition to all of the above, you will receive, at the commencement of your employment, a one-time “Sign-Up Bonus” of twenty-five thousand (25,000) shares of restricted stock in FR, which will vest over a period of five (5) years on a level pro rata basis of 20% at the end of each of years one (1) through five (5). All restricted shares issued pursuant to the Sign-Up Bonus, as well as all restricted shares issued as Incentive Compensation, will be subject to the terms and conditions of the relevant FR equity compensation plans under which they are issued, unless and only to the extent (if any) specifically otherwise provided in this Agreement.

5.	Termination:
     a. No Cause: Either you or FR will have the right to terminate this Agreement at any time, for no cause, upon thirty (30) days’ prior written notice to the other party. In the event of such termination by FR, you will be paid a cash “Severance Payment” equal to (1) $600,000, if such termination takes place prior to the first (1st) anniversary of the Start Date and (ii) if such termination takes place subsequent to the first (1st) anniversary of the Start Date, equal to one hundred percent (100%) of “total annual compensation.” In addition, all of your restricted stock (including any unvested restricted stock received under Section 4 as the Signing Bonus) will immediately vest on such termination, with such vesting and Severance Payment, constituting the full extent of FR’s obligation to you in such circumstance. For purposes of this subsection, total annual compensation shall mean the compensation paid in the fiscal year prior to the year in which termination takes place, consisting of Base Salary, Bonus Draw (if applicable) and other Incentive Compensation paid in respect of such prior year (even if paid shortly after the end of that year), inclusive of the grant value of any restricted stock grant provided to you in that prior year as part of Incentive Compensation under Section 3(b) (but specifically excluding the value of restricted stock issued pursuant to the Sign-Up Bonus under Section 4), which shall be valued at the discounted issue price and without regard to whether it shall have fully vested. If this Agreement is terminated by you for no cause, all unvested restricted stock will be forfeited by you and revert to FR, and FR will have no continuing obligations to you.
     b. Cause: FR will have the right to terminate your employment for cause at any time, on the lesser of thirty (30) days’ notice or such lesser notice as may be necessary in the event of an emergency created by your misconduct. Cause shall mean your having been found (i) guilty of criminal activity; (ii) to have engaged in substance abuse; (iii) to have committed acts of fraud or dishonesty, (iv) to have engaged in willful or grossly negligent misconduct; or (v) to have committed intentional acts or engaged in omissions that have a material adverse effect on FR. If FR intends to terminate you for cause, it shall notify you of the basis for such intended action, and provide you with an opportunity to meet with the CEO and others designated by the CEO (if any) to address the validity of the relevant factual accusations, but FR shall retain the right to make a good faith determination of the existence of the grounds for a cause-based termination. In the event of such termination, all unvested restricted stock shall be immediately forfeited and shall revert to FR, and no Severance Payment or other compensation shall be provided to you by FR.
     c. Change in Control: In the event that fifty percent (50%) or more of FR’s common stock or assets is acquired by an outside party in a friendly or unfriendly “M&A Transaction,” all outstanding unvested restricted stock issued to you will vest immediately. If, in such circumstance, you are terminated without cause or your position is substantially adversely modified, then you shall have the right to terminate your employment within twelve (12) months of the effective date of such M&A Transaction, and (i) to receive a Severance Payment equal to two hundred percent (200%) of the Severance Payment described in Paragraph 5a above (i.e. 200% of the prior year’s total annual compensation); and (ii) all outstanding unvested restricted stock will vest immediately.
     d. Death or Disability: In the event of termination of your employment due to your death or permanent disability, you or your family will receive a Severance Payment equal to fifty percent (50%) of the Severance Payment described in Paragraph 5a above (i.e. 50% of the prior year’s total compensation).
     e. Change in Responsibility: If there is a substantial reduction in your level of your responsibility or a change in the organization of FR so that you cease to report directly to the CEO, you may elect to treat the reduction or change as a termination by FR for no cause under Paragraph 5(a); provided, however, that you must first give FR notice of the events giving rise to such right and allow FR a reasonable period to cure such circumstances. The acquiescence to such a reduction of responsibility or change in reporting obligations for a period of time up to six months shall not be deemed to be a waiver of your right to claim the reduction or change as a termination by FR for no cause under Paragraph 5(a); provided, however, that such right may be waived at any time in writing. For purposes of this subsection, a reduction in responsibilities due your disability or in response your behavior which can constitute “cause” under Paragraph 5(b), will not be treated as a termination for no cause under Paragraph 5(a).

6.	Exclusivity, Non-Compete and Confidentiality: During the term of this Agreement, you will devote all of your professional time and attention to the business of FR, and will specifically refrain from any other commercial real estate activity, with the exception of (i) retention of your pre-existing non-managing ownership interests in those entities formed by Verus Partners listed on an Exhibit to this Agreement; and (ii) minority investments in publicly traded real estate companies. For a period of one (1) year following (i) any termination of your employment to which a Severance Payment is applicable, or (ii) a termination of your employment by you for no cause or by FR for cause, you agree not to directly or indirectly compete with FR, as a principal, advisor, investor or otherwise, whether with respect to tenants, lenders, investors, sellers or buyers, sellers or brokers of industrial real estate with whom FR shall have had contact in any of its markets during the term of your employment. In addition, you will not employ, solicit employment of, or engage in employment-related communication with any employee of FR during this one (1) year period. In addition, you will, for an indefinite period of time, maintain the confidentiality of proprietary information, concerning FR or its lenders, tenants, sellers, buyers or investors made available to you by FR during the term of your employment.

7.	No Conflicting Agreement: You are certifying to us that you are not subject to any existing non-competition or other restrictive agreements or arrangements, written or oral, as to Verus Partners, its affiliated entities, or otherwise, that in any way prohibit or constrain your acceptance of and/or performance of your duties pursuant to your employment with us, or that in any manner circumscribe the scope of Development Activities or other business that you are entitled to pursue and consummate on behalf of FR. Without limitation of its other rights and remedies, FR shall be entitled to terminate this Agreement for cause in the event that you are precluded, enjoined or inhibited from fully performing your duties under this Agreement, or if a colorable threat of the above (determined in good faith by FR) and/or legal action against FR is asserted by any party on the basis of a purportedly existing restrictive agreement or arrangement.

8.	Mandatory Arbitration: Any dispute or controversy hereunder shall be committed to binding arbitration under the AAA rules, by a single arbitrator selected by the parties through the process of single elimination of a proposed roster of eleven (11) arbitrators submitted by the AAA. Such arbitration shall be conducted under a “baseball arbitration” format, pursuant to which the arbitrator shall be required to adopt the position of one of the parties, and not any compromise position, and under which the non-prevailing party shall bear all costs of the arbitration, including the prevailing party’s legal fees. The order of such arbitrator shall be final and binding, and may be enforced by a Court of competent jurisdiction. Nothing herein contained shall preclude either party from seeking equitable or injunctive relief from a court of competent jurisdiction in order to prevent, terminate or reduce the likelihood of the infliction of irreparable harm on the petitioning party.

     I am extremely enthusiastic about the prospect of working with you over many years to come, to our mutual benefit.

Best regards,
/s/ Michael W. Brennan
Michael W. Brennan
President, First Industrial Development Services, Inc.

Agreed, January 30, 2006

/s/ Gerald A. Pientka
Gerald A. Pientka